Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION

OF

POINT GROUP HOLDINGS, INCORPORATED

I, John Fleming, certify that:

1. The original articles of incorporation of the Company were filed with the Office of the Secretary of State on December 19, 2001.

2. Pursuant to a unanimous written consent of the Board of Directors of the Company, the Company hereby adopts the following amendments to the Articles of Incorporation of this Company:

New provisions are added under Article 5 as follows:

(a) An increase in the authorized capital stock of the Company can be approved by the Board of Directors without shareholder consent.

(b) A decrease in the issued and outstanding common stock of the Company (a reverse split) can be approved by the Board of Directors without shareholder consent.

3. A majority of the shareholders of the common stock of the Company approved of these amendments to the Articles of Incorporation by written consent.

March 5, 2003	/s/ John Fleming
John Fleming, President